J. Kenneth Menges, Jr., P.C. (214) 969-2783 / Fax: (214) 969-4343 kmenges@akingump.com
August 5, 2010

VIA EDGAR and

VIA FACSIMILE                (202) 772-9203

Ms. Julia E. Griffith, Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Mannatech, Incorporated

Schedule TO-I

Filed July 16, 2010

File No. 5-57067

Dear Ms. Griffith:

On behalf of Mannatech, Incorporated, a Texas corporation (the “Company”), we enclose for filing Amendment No. 1 (the “Amendment”) to the Schedule TO-I, File No. 5-57067, filed on July 16, 2010 (the “Schedule TO”).

The Schedule TO has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter dated July 27, 2010 (the “Comment Letter”) relating to the Schedule TO.  For your convenience, each response is preceded by the Staff’s comment to which the response relates.  Terms not otherwise defined herein have the meaning ascribed to such terms in the Schedule TO.  Page references in the following responses to the Staff’s comments refer to pages of the Schedule TO.

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 5, 2010
United States Securities and Exchange Commission

Offer to Exchange

1.
Comment.                      You appear to be relying on the Division’s March 21, 2001 exemptive letter in limiting your transaction to certain specified option holders.  As you know, the Division granted an exemption from Rules 13e-4(f)(8)(i) and (ii), limited to offers for options issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933.  Please confirm that those options you are offering to exchange that are held by consultants were issued pursuant to a defined employee benefit plan.

Response.                      The Company confirms that the options being offered for exchange that are held by consultants were issued pursuant to a defined employee benefit plan.

2.
Comment.                      We note the detailed disclosure about the exchange offer in your definitive proxy materials filed on April 21, 2010.  As it appears that this disclosure constituted a pre-commencement communication relating to the tender offer, you should have filed the relevant excerpt under cover of Schedule TO-C in accordance with Rule 13e-4(c).  Please consider your obligations to file any preliminary communications in the future.

Response.                      The Company notes the Staff’s comment and will consider its obligations to file any preliminary communications in the future.

Summary Term Sheet, page 1

3.
Comment.                      Refer to your disclosure on page 4 regarding the distribution of the option award.  Rule 13e-4(f)(5) requires that you pay the consideration for the tendered options promptly following the expiration of the offer, not the Replacement Grant Date, which appears to be a date after the expiration of the offer.  Please revise.

Response.                      Revisions have been made to page 4 to clarify that the consideration for the tendered options will be paid promptly following the Expiration Date.  Please see item 2 in Supplement No. 1 to the Offer to Exchange Certain Outstanding Options, dated August 5, 2010, filed as Exhibit (a)(1)(L) to the Amendment (“Supplement No. 1”).

Risk Factors, page 8

4.
Comment.                      You state on page 9 that if the share reserve under the applicable plan is not sufficient to cover the issuance of all of the new options, some option holders will not be able to exchange their options.  You further state that you will need to issue Replacement Options to purchase 1,119,947 shares if the offer is fully subscribed, and on page 26 you state that there are a total of 1,000,000 shares in the 2008 Plan.  Please revise to explain how you will proceed in the event that a number of options are tendered such that you will not have a sufficient number of shares available to grant Replacement Options.  How will you determine which option holders will be unable to exchange all of the Eligible Options?  If you intend to pro-rate the distribution of Replacement Options, the pro-ration provisions must be fully disclosed in your Offer to Exchange, and you will need to restate the actual number of Eligible Options that you are willing to exchange in the offer.  See Rule 13e-4(f)(3) and Items 1004(a)(viii) and (ix) of Regulation M-A.

August 5, 2010
United States Securities and Exchange Commission

Response.                      We have deleted the risk factor on page 9 regarding the share reserve being insufficient to issue Replacement Options because the risk is no longer applicable as the share reserve is adequate to cover Replacement Options.  Please see item 3 in  Supplement No. 1.  The Eligible Options were issued under four different stock plans: (i) the 1997 Stock Option Plan (the “1997 Plan”); (ii) the 1998 Incentive Stock Option Plan (the “1998 Plan”); (iii) the 2000 Incentive Stock Option Plan (the “2000 Plan”); and (iv) the 2008 Stock Incentive Plan (the “2008 Plan”).  The option exchange is being conducted through the 2008 Plan and all Replacement Options will be issued pursuant to the 2008 Plan.

Any Eligible Options issued pursuant to the 2000 Plan and the 2008 Plan and tendered for exchange in the Exchange Offer will increase the share reserve pursuant to the terms of the 2008 Plan.  Accordingly, Replacement Options to be issued in exchange for these Eligible Options will not use any portion of the current share reserve.

On the other hand, Eligible Options issued pursuant to either the 1997 Plan or 1998 Plan and tendered for exchange in the Exchange Offer will not increase the share reserve of the 2008 Plan because the 1997 Plan and 1998 Plan were not rolled into the 2008 Plan.  Instead, any Replacement Options granted in exchange for Eligible Options issued pursuant to the 1997 Plan and 1998 Plan will be granted out of (and therefore decrease) the current share reserve of the 2008 Plan.  Currently, there are 132,433 shares available for stock option grants pursuant to the 2008 Plan.  If all Eligible Options issued pursuant to the 1997 Plan and 1998 Plan are tendered for exchange in the Exchange Offer, the Company will be required to issue 93,598 Replacement Options.  Accordingly, the share reserve is adequate.

The Exchange Offer, page 18

5.
Comment.                      Refer to your definition of “business day” on page 20.  Rule 13e-4(a)(3) defines a “business day” as any day other than Saturday, Sunday or a federal holiday, consisting of “the time period from 12:01 a.m. through 12:00 midnight Eastern Time” (emphasis added).  Please revise the reference to Central Time to track Rule 13e-4(a)(3).  Similarly revise other references to Central Time that do not comport with the tender offer rules, such as your disclosure on page 3 that you will announce any extensions by 9:00 a.m. Central Time on the business day after the expiration date.  Rule 14e-1(d) requires you to announce extensions by 9:00 a.m. Easter Time, or 8:00 a.m. Central Time.

August 5, 2010
United States Securities and Exchange Commission

Response.                      In response to the Staff’s comment, revisions have been made to pages 3, 20, and 33.  Please see items 1, 4 and 6 in Supplement No. 1.

Financial Information, page 29

6.	Comment. Revise this section to include the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A, or explain why this disclosure does not apply to the company.

Response.                      In response to the Staff’s comment, revisions have been made to page 29 to explain that the Company does not have any registered debt securities or preference equity securities outstanding and therefore no ratio of earnings to fixed charges is calculable.  Please see item 5 in Supplement No. 1.

Miscellaneous, page 35

7.
Comment.       We note your disclosure here and in the letter of transmittal that the Offer “will not be made to, nor will tenders be accepted from or on behalf of” holders residing in a jurisdiction were you cannot comply with that jurisdiction’s applicable law.  Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii).  Otherwise, note that the all-holders provision in Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-58957.  While the March 21, 2001 exemptive letter provides some relief from the requirement to make a tender offer available to all target security holders, you must establish that your eligibility criteria excluding certain holders of target securities are compensation-related.  Accordingly, please explain in your response letter how the exclusion of employees in certain foreign jurisdictions is related to a compensatory purpose, or revise to include them in the offer.

Response.                      The Company confirms that it is only referring to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii).  The Company further confirms that it does not have any non-U.S. option holders.

August 5, 2010
United States Securities and Exchange Commission

If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-2783.

Sincerely,

AKIN GUMP STRAUSS HAUER & FELD LLP

By:           J. Kenneth Menges, Jr., P.C., Partner

By:           /s/   J, Kenneth Menges, Jr.

J. Kenneth Menges, Jr., President

JKM/klf

cc:	Ms. Michelle Anderson, Securities and Exchange Commission

Mr. Stephen D. Fenstermacher, Mannatech, Incorporated